UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Advanced Drainage Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00790R104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 00790R104

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Drainage Systems, Inc. Employee Stock Ownership Plan I.R.S. Identification Number: 31-0880205
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 19,843,446
	7.	Sole dispositive power 0
	8.	Shared dispositive power 19,843,446
9.	Aggregate amount beneficially owned by each reporting person 19,843,446
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 27.1%
12.	Type of reporting person (see instructions) EP

13G

CUSIP No. 00790R104

Item 1.

(a)	Name of Issuer

Advanced Drainage Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4640 Trueman Boulevard, Hilliard, Ohio 43026

Item 2.

(a)	Name of Person Filing

Advanced Drainage Systems, Inc. Employee Stock Ownership Plan

(b)	Address of the Principal Office or, if none, residence

c/o Advanced Drainage Systems, Inc., 4640 Trueman Boulevard, Hilliard, Ohio 43026

(c)	Citizenship

USA

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

00790R104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The percentage of beneficial ownership is based on 53,492,553 shares of common stock (including 232,977 shares of unvested restricted common stock) of the issuer outstanding as of January 31, 2015, as reflected in the issuer’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on February 9, 2015, plus, in the case of the reporting person, 19,843,446 shares of common stock of the issuer that the reporting person has the right to acquire within sixty (60) days. As of the close of business on December 31, 2014:

(a)	Amount beneficially owned: 19,843,446*

(b)	Percent of class: 27.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 19,843,446*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 19,843,446*

*	Includes, with respect to the reporting person, 19,843,446 shares of common stock that the reporting person has the right to acquire within sixty (60) days upon the conversion of shares of ESOP preferred stock of the issuer owned of record by the reporting person.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

13G

CUSIP No. 00790R104

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/17/2015 Date

ADVANCED DRAINAGE SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

By:	Fifth Third Bank of Columbus, Ohio as Trustee for: Advanced Drainage Systems, Inc. Employee Stock Ownership Plan and Trust

/s/ Rita Edwards
Signature

Rita Edwards, Vice President, Fifth Third Bank of Columbus, Ohio as Trustee for: Advanced Drainage Systems, Inc. Employee Stock Ownership Plan and Trust
Name/Title